FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Financial Asset Securities Corp.</u>	<u>0001003197</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, March 25, 2004, Series 2004-FFH1</u>	<u>333-111379</u>

____

Name of Person Filing the Document
(If Other than the Registrant)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 26, 2004

FINANCIAL ASSET SECURITIES CORP.

By: /s/ Frank Skibo
Name: Frank Skibo
Title: Senior-Vice President

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Appendix A

FICO DISTRIBUTION

Note: Cells in red font are calculations

Collateral Cuts for Subprime Pool

First Franklin 2004-FFH1

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. FICO NA	-	0.00%	> 65.0	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
b. 0 - 500	-	0.00%	> 65.0	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
c. 500.01 - 550	-	0.00%	> 70.0	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
d. 550.01 - 575	73,191	0.01%	> 70.0	73,191	0.01%	73,191	7.500%	0.00	561	100.00	39.00	100.00	100.00	100.00	0.00
e. 575.01 - 600	9,483,990	1.19%	> 70.0	9,483,990	1.19%	131,722	8.185%	0.00	600	99.33	42.06	86.50	100.00	100.00	15.11
f. 600.01 - 620	162,056,290	20.35%	> 70.0	162,056,290	20.35%	134,934	8.069%	0.00	610	98.85	42.04	93.85	99.90	99.92	22.55
g. 620.01 - 650	244,957,855	30.77%	> 80.0	244,957,855	30.77%	143,839	7.636%	0.00	637	99.27	42.82	91.71	99.95	98.01	18.82
h. 650.01 - 680	192,506,524	24.18%	> 80.0	192,506,524	24.18%	156,382	7.234%	0.00	664	99.31	42.89	89.98	99.88	95.60	16.24
i. 680.01 - 700	62,076,348	7.80%	> 85.0	62,076,348	7.80%	162,504	7.195%	0.00	690	99.19	42.59	87.85	99.76	85.05	12.36
j. 700.01 - 750	95,077,645	11.94%	> 85.0	95,077,645	11.94%	171,620	7.242%	0.00	721	99.22	43.45	86.13	99.47	78.61	9.07
k. 750.01 - 800	28,467,958	3.58%	> 85.0	28,467,958	3.58%	176,820	7.161%	0.00	766	99.29	41.68	86.50	98.24	83.62	4.16
l. 800 +	1,461,033	0.18%	> 85.0	1,461,033	0.18%	243,505	6.924%	0.00	808	98.84	39.71	100.00	100.00	91.04	0.00
TOTAL POOL	796,160,832	100.00%		796,160,832	100.00%	149,908	7.534%	0.00	657	99.18	42.68	90.53	99.79	93.99	16.68

FICO: Average 657 **Min:** 561 **Max:** 819

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
a. <= 20.00	20,163,451	2.53%	< 550	-	0.00%	141,003	7.681%	0.00	658	98.30	15.68	95.70	100.00	80.76	14.26
b. 20.001 - 25.00	21,596,455	2.71%	< 550	-	0.00%	127,790	7.552%	0.00	647	98.87	23.42	93.82	100.00	95.89	18.05
c. 25.001 - 30.00	46,176,782	5.80%	< 575	-	0.00%	140,783	7.523%	0.00	659	98.90	28.08	91.65	99.07	95.45	21.60
d. 30.001 - 35.00	74,454,369	9.35%	< 575	-	0.00%	134,152	7.558%	0.00	656	99.06	33.13	95.33	100.00	95.63	16.84
e. 35.001 - 40.00	104,703,769	13.15%	< 600	73,191	0.01%	142,454	7.590%	0.00	658	99.26	38.04	90.28	99.84	93.49	14.35
f. 40.001 - 45.00	156,184,456	19.62%	< 625	36,713,934	4.61%	151,488	7.577%	0.00	658	99.21	43.11	89.86	99.93	92.35	17.32
g. 45.001 - 50.00	255,205,385	32.05%	< 650	142,201,865	17.86%	153,369	7.582%	0.00	653	99.40	48.40	88.82	99.73	94.00	13.83
h. 50.001 - 55.00	117,164,480	14.72%	< 675	81,077,731	10.18%	171,293	7.281%	0.00	663	98.98	53.15	90.33	99.76	96.84	22.33
i. 55 +	511,686	0.06%	< 700	511,686	0.06%	255,843	7.420%	0.00	611	97.81	61.49	100.00	100.00	100.00	0.00
TOTAL POOL	796,160,832	100.00%		260,578,407	32.73%	149,908	7.534%	0.00	657	99.18	42.68	90.53	99.79	93.99	16.68

DTI: Average 42.68 **Min:** 2.00 **Max:** 65.00

LOAN-TO- VALUE (LTV) DISTIBUTION

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	% Covered Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
a. <= 60.00	-	0.00%	> 50	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
b. 60.01 - 70.00	-	0.00%	> 50	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
c. 70.01 - 80.00	-	0.00%	> 50	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
d. 80.01 - 85.00	-	0.00%	> 50	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
e. 85.01 - 90.00	-	0.00%	> 50	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
f. 90.01 - 95.00	119,093,793	14.96%	> 50	21,944,939	2.76%	186,667	7.147%	0.00	651	95.00	41.54	87.78	98.84	88.96	37.90
g. 95.01 - 100.00	677,067,040	85.04%	> 50	95,731,226	12.02%	144,889	7.602%	0.00	658	99.92	42.88	91.01	99.96	94.87	12.95
h. 100 +	-	0.00%	> 50	-	0.00%	-	0.000%	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	796,160,832	100.00%		117,676,166	14.78%	149,908	7.534%	0.00	657	99.18	42.68	90.53	99.79	93.99	16.68

LTV: Average 99.18 **Min:** 95.00 **Max:** 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
California	97,946,891	12.30%	249,865	7.217	0.00	669	98.69	43.54	87.72	99.66	26.88	94.74
Florida	71,980,608	9.04%	145,710	7.646	0.00	662	99.13	42.09	90.38	98.90	11.61	93.71
Georgia	57,778,636	7.26%	161,393	7.453	0.00	651	99.48	43.12	97.30	100.00	16.96	95.97
Michigan	48,051,290	6.04%	137,683	7.618	0.00	651	98.99	42.75	87.23	100.00	23.11	95.54
North Carolina	46,384,540	5.83%	144,500	7.784	0.00	646	99.84	43.68	99.27	100.00	6.33	96.29
Ohio	45,027,264	5.66%	111,730	7.659	0.00	648	99.31	40.90	94.48	100.00	19.86	96.06
Texas	43,533,948	5.47%	126,921	7.340	0.00	655	99.43	41.78	98.39	99.58	0.00	89.28
New York	39,056,679	4.91%	170,553	7.280	0.00	672	98.90	42.12	75.94	100.00	11.05	88.96
Illinois	38,842,890	4.88%	151,730	7.738	0.00	655	98.93	44.95	75.98	100.00	16.93	92.04
Oregon	22,168,374	2.78%	166,680	7.157	0.00	661	99.14	42.32	97.83	100.00	12.27	95.55
Minnesota	19,789,338	2.49%	175,127	7.324	0.00	657	99.16	43.64	89.08	99.59	24.91	95.82
Massachusetts	19,122,272	2.40%	203,428	7.580	0.00	666	99.26	43.13	63.62	100.00	15.39	88.44
TOTAL POOL	549,682,730	69.04%	157,728	7.482	0.00	658	99.15	42.83	89.36	99.75	16.18	93.86

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
a. 0 - 50,000	7,577,101	0.95%	42,330	8.080	0.00	653	99.74	37.90	90.40	99.59	8.62	95.57
b. 50,001 - 200,000	487,809,177	61.27%	119,327	7.663	0.00	651	99.41	42.29	91.95	99.85	15.02	95.20
c. 200,001 - 250,000	93,071,906	11.69%	223,194	7.446	0.00	657	99.02	43.24	88.88	99.76	21.00	93.59
d. 250,001 - 300,000	76,508,248	9.61%	275,210	7.375	0.00	665	98.91	43.28	88.43	99.64	17.72	90.42
e. 300,001 - 400,000	86,044,971	10.81%	342,809	7.274	0.00	665	98.51	44.00	88.57	99.54	21.28	87.93
f. 400,001 - 500,000	33,427,087	4.20%	434,118	6.971	0.00	677	98.66	43.13	84.29	100.00	19.27	98.60
g. 500,001 - 600,000	9,806,169	1.23%	544,787	6.965	0.00	704	98.62	43.50	88.15	100.00	10.64	100.00
h. 600,001 - 700,000	1,916,174	0.24%	638,725	7.356	0.00	716	100.00	38.18	100.00	100.00	0.00	100.00
i. 700,001 - 800,000	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
j. 800,001 - 900,000	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
k. 900,001 - 1,000,000	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
l. 1,000,001 >=	-	0.00%	-	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68	93.99
Prin Bal: Average	**149,908**		**Min:**	**20,662**	**Max:**	**657,813**						

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Documentation	748,271,807	93.99%	148,644	7.508	0.00	654	99.22	42.70	90.79	99.78	17.36
Limited Income Verificatio	22,070,646	2.77%	164,706	7.445	0.00	679	98.93	42.70	85.17	100.00	13.10
No Documentation	2,472,634	0.31%	137,369	8.702	0.00	733	95.00	0.00	100.00	100.00	0.00
No Income Verification	23,345,745	2.93%	186,766	8.320	0.00	719	98.61	42.03	86.04	100.00	0.00
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68

Appendix A

PROPERTY TYPE

Property Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
2 Units	31,804,746	3.99%	190,448	7.411	0.00	670	98.92	45.60	100.00	9.66	89.28
3 Units	842,370	0.11%	280,790	7.732	0.00	622	100.00	45.77	100.00	29.68	70.32
Condominium	42,774,355	5.37%	144,998	7.620	0.00	664	99.03	43.18	99.09	12.15	93.29
PUD	156,592,092	19.67%	187,087	7.446	0.00	656	99.29	43.01	99.76	10.27	94.37
Single Family	564,147,269	70.86%	140,720	7.558	0.00	656	99.18	42.38	99.84	19.18	94.23
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	99.79	16.68	93.99

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/o MI	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	99.79	16.68	93.99	No
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	99.79	16.68	93.99	

LOAN PURPOSE

Loan Purpose	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ
Cash Out Refinance	132,812,561	16.68%	166,850	7.706	0.00	645	98.12	42.56	93.59	100.00
Purchase	628,022,438	78.88%	146,769	7.494	0.00	659	99.45	42.72	89.59	99.73
Rate/Term Refinance	35,325,833	4.44%	149,686	7.602	0.00	650	98.44	42.37	95.61	100.00
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79

COLLATERAL TYPE - FIXED/FLOATING

Collateral Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	39,180,098	4.92%	112,264	8.348	0.00	658	98.90	40.79	94.34	99.53	21.37	FRM	
Floating	1,072,395	0.13%	268,099	6.959	0.00	703	96.22	41.82	67.20	100.00	0.00	6moL	4.946
1/29	620,760	0.08%	206,920	7.212	0.00	702	98.82	43.29	100.00	100.00	0.00	6moL	5.511
2/28	488,232,412	61.32%	140,377	7.569	0.00	655	99.24	41.55	90.21	99.82	16.67	6moL	6.077
3/27	15,103,590	1.90%	145,227	7.395	0.00	664	98.78	41.99	93.66	100.00	17.92	6moL	5.808
5/25	11,277,377	1.42%	150,365	7.398	0.00	676	98.47	42.26	88.73	100.00	18.93	6moL	5.575
6Mo LIBOR I/O	247,000	0.03%	247,000	5.990	0.00	640	95.00	25.00	100.00	100.00	100.00	6moL	4.625
2/28 I/O	223,515,854	28.07%	184,419	7.355	0.00	658	99.21	45.59	90.61	99.82	15.65	6moL	5.757
3/27 I/O	8,593,565	1.08%	195,308	7.148	0.00	671	98.76	42.85	90.15	100.00	19.21	6moL	5.617
5/25 I/O	8,317,781	1.04%	202,873	7.436	0.00	682	98.84	41.70	88.27	97.29	15.96	6moL	5.435
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68		5.955

Appendix A

LIEN STATUS

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68

OCCUPANCY TYPE

Occupancy Type	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout
Non-owner	117,488	0.01%	117,488	7.250	0.00	650	100.00	50.00	100.00	0.00	0.00
Primary	794,492,859	99.79%	149,876	7.535	0.00	657	99.19	42.68	90.56	100.00	16.72
Second Home	1,550,485	0.19%	172,276	7.154	0.00	724	95.53	41.75	74.81	0.00	0.00
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD / PUD	% Owner Occ	% Cashout Refi
0 Months	183,830,018	23.09%	158,065	7.555	0.00	658	99.40	43.04	91.26	100.00	11.53
12 Months	34,129,655	4.29%	181,541	7.744	0.00	664	98.82	42.24	80.96	100.00	14.42
24 Months	443,221,991	55.67%	147,054	7.522	0.00	656	99.16	42.38	90.48	99.73	16.98
36 Months	134,914,322	16.95%	142,766	7.489	0.00	655	99.06	43.28	92.11	99.64	23.32
60 Months	64,847	0.01%	64,847	8.750	0.00	628	100.00	44.00	100.00	100.00	0.00
TOTAL POOL	796,160,832	100.00%	149,908	7.534	0.00	657	99.18	42.68	90.53	99.79	16.68

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	1st Rate Cap	Subseq Rate Cap	Max Rate	Mos to Roll
Group I	Conforming	FRM / 6ML	50.00%	7.601	0.000	356.55	2.90	6.018	0.000	2.997	1.000	13.551	22
Group II	Con/Non-Con	FRM / 6ML	50.00%	7.467	0.000	356.49	2.91	5.892	0.000	2.995	1.000	13.427	22
TOTAL POOL		FRM / 6ML	100.00%	7.534	0.000	356.52	2.91	5.955	0.000	2.996	1.000	13.489	22

SECTION 32 LOANS

	Total Balance Amount	%[2]	WA Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	0									
Total	796,160,832										

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

First Franklin Mortgage 2004-FFH1: Group 1 - ARMS
03/01/2004 Scheduled Balances

Number Of Loans:	2,707		
Total Outstanding Principal Balance:	378,760,638		
		Minimum	**Maximum**
Weighted Average Current Loan Rate:	7.555 %	5.500	10.375 %

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.500 - 5.500	1	254,657.14	0.07
5.501 - 6.000	22	3,892,526.93	1.03
6.001 - 6.500	158	25,598,063.08	6.76
6.501 - 7.000	501	79,644,077.32	21.03
7.001 - 7.500	583	83,970,310.72	22.17
7.501 - 8.000	703	95,255,767.28	25.15
8.001 - 8.500	441	54,551,456.62	14.40
8.501 - 9.000	235	28,693,723.84	7.58
9.001 - 9.500	53	5,910,749.67	1.56
9.501 - 10.000	6	600,393.92	0.16
10.001 - 10.375	4	388,911.29	0.10
Total	2,707	378,760,637.81	100.00

RBS Greenwich Capital

First Franklin Mortgage 2004-FFH1: Group 1
03/01/2004 Scheduled Balances

Number Of Loans:	2,892		
Total Outstanding Principal Balance:	398,080,416		
		Minimum	**Maximum**
Weighted Average Credit Score:	653	561	810

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
561 - 575	1	73,190.86	0.02
576 - 600	42	5,168,970.21	1.30
601 - 625	866	112,706,262.06	28.31
626 - 650	789	107,042,209.45	26.89
651 - 675	533	75,735,051.24	19.03
676 - 700	286	42,423,773.32	10.66
701 - 725	191	29,465,056.19	7.40
726 - 750	112	16,134,918.44	4.05
751 - 775	56	7,254,452.32	1.82
776 - 800	13	1,551,137.69	0.39
801 - 810	3	525,394.27	0.13
Total	2,892	398,080,416.05	100.00

RBS Greenwich Capital

First Franklin Mortgage 2004-FFH1: Group 1 - Fixed Rate
03/01/2004 Scheduled Balances

Number Of Loans:	185		
Total Outstanding Principal Balance:	19,319,778		
		Minimum	**Maximum**
Weighted Average Current Loan Rate:	8.488 %	6.750	10.875 %

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
6.750 - 7.000	5	925,071.22	4.79
7.001 - 7.500	5	501,340.16	2.59
7.501 - 8.000	37	4,372,219.24	22.63
8.001 - 8.500	40	4,321,114.65	22.37
8.501 - 9.000	58	5,516,936.45	28.56
9.001 - 9.500	24	2,158,570.32	11.17
9.501 - 10.000	12	1,144,007.69	5.92
10.001 - 10.500	2	134,828.71	0.70
10.501 - 10.875	2	245,689.80	1.27
Total	185	19,319,778.24	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FFML 2004-FFH1 / A1

Balance	$320,455,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	*Call (Y)*	*Call (Y)*	*Call (Y)*	*Call (Y)*	*Call (Y)*	*Call (Y)*
WAL	10.17	6.32	3.28	2.02	1.22	0.89
Mod Durn	9.23	5.93	3.18	1.99	1.22	0.89
Principal Window Begin	1	1	1	1	1	1
Principal Window End	297	216	118	76	54	29

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	*Call (N)*	*Call (N)*	*Call (N)*	*Call (N)*	*Call (N)*	*Call (N)*
WAL	10.36	6.66	3.55	2.20	1.30	0.89
Mod Durn	9.37	6.19	3.41	2.15	1.29	0.89
Principal Window Begin	1	1	1	1	1	1
Principal Window End	354	343	253	171	122	29

FFML 2004-FFH1 / A2

Balance	$133,000,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
WAL	3.24	1.72	0.85	0.55	0.40	0.30
Mod Durn	3.19	1.71	0.86	0.56	0.40	0.30
Principal Window Begin	1	1	1	1	1	1
Principal Window End	81	44	22	14	10	7

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	3.24	1.72	0.85	0.55	0.40	0.30
Mod Durn	3.19	1.71	0.86	0.56	0.40	0.30
Principal Window Begin	1	1	1	1	1	1
Principal Window End	81	44	22	14	10	7

FFML 2004-FFH1 / A3

Balance	$164,000,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
WAL	13.73	8.41	4.32	2.60	1.60	1.19
Mod Durn	12.49	7.93	4.21	2.56	1.59	1.19
Principal Window Begin	81	44	22	14	10	7
Principal Window End	297	216	118	76	32	24

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	13.73	8.41	4.32	2.60	1.60	1.19
Mod Durn	12.49	7.93	4.21	2.56	1.59	1.19
Principal Window Begin	81	44	22	14	10	7
Principal Window End	299	219	119	77	32	24

FFML 2004-FFH1 / A4

Balance	$23,455,000.00	Delay	0
		Dated	3/30/2004
Settle	3/30/2004	First Payment	4/25/2004

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)	Call (Y)
WAL	24.74	17.99	9.82	6.32	3.31	2.17
Mod Durn	20.90	15.93	9.22	6.08	3.25	2.15
Principal Window Begin	297	216	118	76	32	24
Principal Window End	297	216	118	76	54	29

Prepay	5 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)
WAL	27.27	22.61	13.55	8.86	4.38	2.17
Mod Durn	22.64	19.33	12.32	8.34	4.24	2.15
Principal Window Begin	299	219	119	77	32	24
Principal Window End	354	343	253	171	122	29

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

First Franklin 2004-FFH1 - Total Pool

FICO & Documentation (% of principal balance)

FICO Score	Full Doc	Limited Doc	No Doc (and so forth)	All Docs	Avg Prin Bal	Current LTV
560 - 579	0.02	0.00	0.00	0.02	79,466.57	100.00
600 - 619	20.68	0.01	0.00	20.68	134,986.07	98.87
620 - 639	16.73	0.01	0.03	16.76	135,623.75	99.16
640 - 659	22.98	0.94	0.00	23.92	153,103.32	99.35
660 - 679	13.91	0.64	0.00	14.55	158,443.92	99.33
680 - 699	6.79	0.67	0.48	7.94	162,151.34	99.13
700 - 719	4.85	0.17	1.38	6.40	172,162.40	99.18
720 - 739	3.49	0.17	0.65	4.31	168,861.88	99.30
740 - 759	2.31	0.10	0.49	2.90	169,551.71	99.23
760 - 779	1.63	0.08	0.16	1.87	195,616.56	99.28
780 - 799	0.44	0.00	0.03	0.47	161,613.76	99.49
800 >=	0.17	0.00	0.02	0.18	243,505.48	98.84
TOTAL POOL	93.99	2.77	3.24	100.00	149,907.90	99.18

LTV & FICO (% of principal balance)

Current LTV	FICO <=600	601-650	651-700	701+	total	WAC	Gross Margin
090.01-100	1.20	51.12	31.98	15.70	100.00	7.53	5.95
TOTAL POOL	1.20	51.12	31.98	15.70	100.00	7.53	5.95

Prin Balance & FICO (% of principal balance)

Prin Balance	FICO <=600	601-650	651-700	701+	total	WAC	Gross Margin
a. 1 - 50,000	0.01	0.53	0.26	0.14	0.95	8.08	6.39
b. 50,001 - 100,000	0.28	8.88	4.11	1.55	14.83	7.85	6.22
c. 100,001 - 150,000	0.38	14.43	7.25	3.08	25.13	7.66	6.07
d. 150,001 - 200,000	0.26	11.44	6.62	2.99	21.31	7.54	5.98
e. 200,001 - 250,000	0.00	5.89	4.05	1.75	11.69	7.45	5.89
f. 250,001 - 300,000	0.14	3.82	3.68	1.97	9.61	7.38	5.82
g. 300,001 - 350,000	0.08	2.89	2.20	1.20	6.37	7.28	5.72
h. 350,001 - 400,000	0.05	1.72	1.46	1.21	4.44	7.26	5.62
i. 400,001 - 450,000	0.00	1.12	1.40	0.96	3.49	6.94	5.60
j. 450,001 - 500,000	0.00	0.12	0.53	0.06	0.71	7.13	5.62
k. 500,001 - 550,000	0.00	0.21	0.33	0.33	0.87	7.03	5.37
l. 550,001 - 600,000	0.00	0.07	0.00	0.29	0.36	6.80	5.18
m. 600,001 - 650,000	0.00	0.00	0.08	0.08	0.16	7.55	5.74
n. 650,001 - 700,000	0.00	0.00	0.00	0.08	0.08	6.99	5.50
TOTAL POOL	1.20	51.12	31.98	15.70	100.00	7.53	5.95

Prepayment Penalty & FICO (% of principal balance)

Prepayment Penalty Term	FICO <=600	601-650	651-700	701+	total	WAC	Gross Margin	Avg Prin Bal
0	0.28	11.78	6.66	4.37	23.09	7.56	5.92	158,065.36
12	0.04	2.02	1.23	1.00	4.29	7.74	5.83	181,540.72
24	0.71	28.63	18.23	8.09	55.67	7.52	5.99	147,054.41
36	0.17	8.68	5.85	2.24	16.95	7.49	5.90	142,766.48
60	0.00	0.01	0.00	0.00	0.01	8.75	0.00	64,846.90
TOTAL POOL	1.20	51.12	31.98	15.70	100.00	7.53	5.95	149,907.90

Mortg Rates & FICO (% of principal balance)

Mortg Rates	FICO <=600	601-650	651-700	701+	total	WAC	Gross Margin	Avg Prin Bal
05.001-5.500	0.00	0.00	0.00	0.08	0.08	5.50	4.86	300,094.88
05.501-6.000	0.00	0.20	0.37	0.82	1.39	5.87	5.03	208,968.62
06.001-6.500	0.00	1.74	3.44	2.25	7.43	6.37	5.27	187,780.13
06.501-7.000	0.02	6.66	10.46	4.45	21.59	6.84	5.54	178,106.04
07.001-7.500	0.23	10.04	8.28	3.78	22.33	7.33	5.89	156,629.17
07.501-8.000	0.32	14.39	7.03	2.07	23.81	7.81	6.17	141,467.14
08.001-8.500	0.28	10.57	1.78	0.92	13.55	8.31	6.43	129,038.96
08.501-9.000	0.24	5.96	0.38	0.99	7.57	8.78	6.67	123,501.76
09.001-9.500	0.10	1.30	0.20	0.21	1.81	9.29	6.96	105,407.22
09.501-10.000	0.02	0.23	0.02	0.04	0.31	9.77	6.95	86,210.25
10.001-10.500	0.00	0.03	0.01	0.07	0.10	10.28	6.58	87,795.68
10.501-11.000	0.00	0.00	0.00	0.03	0.03	10.84	0.00	122,844.90
TOTAL POOL	1.20	51.12	31.98	15.70	100.00	7.53	5.95	149,907.90

Mortg Rates & LTV (% of principal balance)

Mortg Rates	LTV <=70	70.1-75	75.1-80	80.1-85	85.1-90	90.1+	total	Gross Margin	Avg Prin Bal
05.001-5.500	0.00	0.00	0.00	0.00	0.00	0.08	0.08	4.86	300,094.88
05.501-6.000	0.00	0.00	0.00	0.00	0.00	1.39	1.39	5.03	208,968.62
06.001-6.500	0.00	0.00	0.00	0.00	0.00	7.43	7.43	5.27	187,780.13
06.501-7.000	0.00	0.00	0.00	0.00	0.00	21.59	21.59	5.54	178,106.04
07.001-7.500	0.00	0.00	0.00	0.00	0.00	22.33	22.33	5.89	156,629.17
07.501-8.000	0.00	0.00	0.00	0.00	0.00	23.81	23.81	6.17	141,467.14
08.001-8.500	0.00	0.00	0.00	0.00	0.00	13.55	13.55	6.43	129,038.96
08.501-9.000	0.00	0.00	0.00	0.00	0.00	7.57	7.57	6.67	123,501.76
09.001-9.500	0.00	0.00	0.00	0.00	0.00	1.81	1.81	6.96	105,407.22
09.501-10.000	0.00	0.00	0.00	0.00	0.00	0.31	0.31	6.95	86,210.25
10.001-10.500	0.00	0.00	0.00	0.00	0.00	0.10	0.10	6.58	87,795.68
10.501-11.000	0.00	0.00	0.00	0.00	0.00	0.03	0.03	0.00	122,844.90
TOTAL POOL	0.00	0.00	0.00	0.00	0.00	100.00	100.00	5.95	149,907.90

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

First Franklin Mortgage 2004-FFH1: All Loans
03/01/2004 Scheduled Balances

Number Of Loans:	5,311		
Total Outstanding Principal Balance:	796,160,832		
		Minimum	**Maximum**
Weighted Average Credit Score:	657	561	819

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
561 - 570	1	73,190.86	0.01
571 - 580	1	85,742.28	0.01
591 - 600	71	9,398,247.29	1.18
601 - 610	607	80,839,724.51	10.15
611 - 620	594	81,216,565.15	10.20
621 - 630	540	73,977,404.53	9.29
631 - 640	483	65,602,920.07	8.24
641 - 650	680	105,377,530.04	13.24
651 - 660	518	80,022,096.72	10.05
661 - 670	370	56,455,855.08	7.09
671 - 680	343	56,028,572.25	7.04
681 - 690	219	35,130,144.55	4.41
691 - 700	163	26,946,203.18	3.38
701 - 710	173	30,515,713.43	3.83
711 - 720	115	19,104,409.32	2.40
721 - 730	111	19,151,418.09	2.41
731 - 740	89	14,641,741.79	1.84
741 - 750	66	11,664,362.30	1.47
751 - 760	70	11,616,051.39	1.46
761 - 770	40	8,369,706.17	1.05
771 - 780	30	5,349,083.78	0.67
781 - 790	12	1,802,439.36	0.23
791 - 800	9	1,330,677.07	0.17
801 - 810	4	975,394.27	0.12
811 - 819	2	485,638.61	0.06
Total	5,311	796,160,832.09	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

First Franklin Mortgage 2004-FFH1: All Loans
03/01/2004 SCHEDULED BALANCES

		Minimum	Maximum
Total Outstanding Principal Balance:	796,160,832		
Number Of Loans:	5,311		
Average Outstanding Principal Balance:	$149,907.90	$20,661.73	$657,812.70
Weighted Average Current Loan Rate:	7.534 %	5.500	10.875 %
Weighted Average Remaining Term:	356.52 months	175.00	359.00 months
Weighted Average Seasoning:	2.91 months	1.00	8.00 months
Top Lien Position Concentrations ($):	100.00 % First Lien		
Weighted Average Original Ltv:	99.18 %	95.00	100.00 %
Weighted Average Credit Score:	657	561	819
Top Prepay Penalties Concentrations ($):	76.91 % Prepayment Penalty, 23.09 % No Prepayment Penalty		

Arm Characteristics:			
Weighted Average Gross Coupon:	7.492 %	5.500	10.375 %
Weighted Average Remaining Term:	357.09 months	352.00	359.00 months
Weighted Average Gross Margin:	5.955 %	3.500	9.000 %
Weighted Average Initial Periodic Rate Cap:	2.996 %	1.000	3.000 %
Weighted Average Periodic Rate Cap:	1.000 %	1.000	1.000 %
Weighted Average Maximum Loan Rate:	13.489 %	9.000	16.375 %
Weighted Average Months To Roll:	22 months	2	58 months

Top Product Concentrations ($):	61.32 % 2/28 6 Mo LIBOR, 28.07 % 5YR IO 2/28 6 Mo LIBOR, 4.91 % Fixed Rate
Top Index Concentrations ($):	95.08 % 6moL, 4.92 % FRM
Top Purpose Concentrations ($):	78.88 % Purchase, 16.68 % Cash Out Refinance, 4.44 % Rate/Term Refinance
Top Occupancy Concentrations ($):	99.79 % Primary, 0.19 % Second Home, 0.01 % Non-owner
Top Property Type Concentrations ($):	70.86 % Single Family, 19.67 % PUD, 5.37 % Condominium
Top Doc Type Concentrations ($):	93.99 % Full Doc, 2.93 % No Income Verified, 2.77 % Limited Income Verified

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
561 - 579	2	158,933.14	0.02
600 - 619	1,220	164,683,002.68	20.68
620 - 639	984	133,453,773.28	16.76
640 - 659	1,244	190,460,524.21	23.92
660 - 679	731	115,822,507.36	14.55
680 - 699	390	63,239,020.77	7.94
700 - 719	296	50,960,069.41	6.40
720 - 739	203	34,278,960.97	4.31
740 - 759	136	23,059,032.59	2.90
>= 760	105	20,045,007.68	2.52
Total	5,311	796,160,832.09	100.00

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
95.00 - 99.99	1,118	196,157,326.45	24.64
>= 100.00	4,193	600,003,505.64	75.36
Total	5,311	796,160,832.09	100.00

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
20,662 - 25,000	2	45,105.44	0.01
25,001 - 50,000	177	7,531,995.46	0.95
50,001 - 75,000	608	39,281,664.32	4.93
75,001 - 100,000	896	78,773,312.60	9.89
100,001 - 150,000	1,598	200,100,664.08	25.13
150,001 - 200,000	986	169,653,535.69	21.31
200,001 - 250,000	417	93,071,905.78	11.69
250,001 - 300,000	278	76,508,248.25	9.61
300,001 - 350,000	156	50,703,512.52	6.37
350,001 - 400,000	95	35,341,458.35	4.44
400,001 - 450,000	65	27,750,954.45	3.49
450,001 - 500,000	12	5,676,132.20	0.71
500,001 - 550,000	13	6,911,202.23	0.87
550,001 - 600,000	5	2,894,966.86	0.36
600,001 - 650,000	2	1,258,361.16	0.16
650,001 - 657,813	1	657,812.70	0.08
Total	5,311	796,160,832.09	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
AL	55	5,739,642.86	0.72
AR	31	3,376,623.74	0.42
AZ	88	14,650,482.78	1.84
CA	392	97,946,891.18	12.30
CO	67	12,731,677.37	1.60
CT	37	6,267,298.59	0.79
DC	5	1,319,809.97	0.17
DE	4	320,179.60	0.04
FL	494	71,980,607.65	9.04
GA	358	57,778,636.25	7.26
IA	66	5,167,264.77	0.65
ID	16	1,685,926.02	0.21
IL	256	38,842,890.06	4.88
IN	137	12,286,513.67	1.54
KS	55	5,479,893.20	0.69
KY	85	9,893,936.28	1.24
LA	20	1,864,804.27	0.23
MA	94	19,122,271.83	2.40
MD	75	14,580,931.69	1.83
ME	17	1,948,023.22	0.24
MI	349	48,051,289.73	6.04
MN	113	19,789,337.94	2.49
MO	111	13,773,419.41	1.73
NC	321	46,384,540.43	5.83
NE	25	2,440,323.15	0.31
NH	33	6,113,797.52	0.77
NJ	78	14,862,894.54	1.87
NM	13	1,939,625.32	0.24
NV	78	14,095,522.90	1.77
NY	229	39,056,678.79	4.91
OH	403	45,027,264.25	5.66
OK	24	2,184,980.90	0.27
OR	133	22,168,374.01	2.78
PA	127	13,082,521.16	1.64
RI	16	3,114,073.64	0.39
SC	154	18,548,897.45	2.33
SD	5	549,124.30	0.07
TN	110	10,916,093.90	1.37
TX	343	43,533,947.57	5.47
UT	52	8,154,534.59	1.02
VA	65	11,785,009.50	1.48
VT	6	1,342,620.02	0.17
WA	83	15,841,846.95	1.99
WI	83	9,855,893.71	1.24
WV	1	41,932.43	0.01
WY	4	521,982.98	0.07
Total	5,311	796,160,832.09	100.00

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%	Full Doc%
$600,000-650,000	2	7.548	723	100.00	100.00	0.00	100.00
$650,001-700,000	1	6.990	702	100.00	100.00	0.00	100.00
$700,001-750,000	0	0.000	0	0.00	0.00	0.00	0.00
$751,001-800,000	0	0.000	0	0.00	0.00	0.00	0.00
$800,001-850,000	0	0.000	0	0.00	0.00	0.00	0.00
$850,001-900,000	0	0.000	0	0.00	0.00	0.00	0.00
$900,001-950,000	0	0.000	0	0.00	0.00	0.00	0.00
$950,001-1,000,000	0	0.000	0	0.00	0.00	0.00	0.00
>$1,000,000	0	0.000	0	0.00	0.00	0.00	0.00

Percentage by range

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
20-30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30-40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
40-50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50-60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60-70	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70-80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80-90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90-100	0.00	0.00	0.00	1.20	51.12	31.98	11.94	3.76
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Loans with MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
20-30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
30-40	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
40-50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
50-60	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
60-70	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70-80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
80-90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
90-100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
>100	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Loan Count

Loans without MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0	0	0	0	0	0	0	0
20-30	0	0	0	0	0	0	0	0
30-40	0	0	0	0	0	0	0	0
40-50	0	0	0	0	0	0	0	0
50-60	0	0	0	0	0	0	0	0
60-70	0	0	0	0	0	0	0	0
70-80	0	0	0	0	0	0	0	0
80-90	0	0	0	0	0	0	0	0
90-100	0	0	0	73	2,904	1,613	554	167
>100	0	0	0	0	0	0	0	0
#								

Loans with MI

FICOs

LTVs

	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0	0	0	0	0	0	0	0
20-30	0	0	0	0	0	0	0	0
30-40	0	0	0	0	0	0	0	0
40-50	0	0	0	0	0	0	0	0
50-60	0	0	0	0	0	0	0	0
60-70	0	0	0	0	0	0	0	0
70-80	0	0	0	0	0	0	0	0
80-90	0	0	0	0	0	0	0	0
90-100	0	0	0	0	0	0	0	0
>100	0	0	0	0	0	0	0	0

RBS Greenwich Capital

First Franklin 2004-FFH1 Special Report

Bucket	# of Loans	Balance	Avg Balance	(%) of Aggregate Principal Balance	WAC	WAM	Wgt Avg Fico	Wgt Avg Ltv	Wgt Avg CLtv	Wgt Avg Debt Ratio	% Full	% Primary	% SF	% Cashout	2nd Lien
TOTAL	5,311	796,160,832.09	149,908	100.00%	7.5338	357	657	99.18		42.68	93.99	99.79	70.86	16.68	NA
COUPON 10.001-10.500	9	790,161.15	87,796	0.10%	10.2821	348	682	99.62		44.37	33.55	100.00	79.52	5.44	
COUPON 10.501-11.000	2	245,689.80	122,845	0.03%	10.8384	357	725	100.00		30.63	14.62	100.00	100.00	0.00	
BALANCE 0 - 25,000	2	45,105.44	22,553	0.01%	8.0049	357	728	98.92		16.87	100.00	100.00	100.00	0.00	
BALANCE 25,000.01 - 50,000.00	177	7,531,995.46	42,554	0.95%	8.0808	350	652	99.75		38.03	95.55	99.58	89.67	8.67	
BALANCE 50,000.01 - 74,999.99	606	39,131,664.32	64,574	4.92%	7.9562	355	648	99.69		40.08	97.08	100.00	90.22	7.71	
BALANCE 400,000.00- 500,000.00	78	33,827,086.65	433,681	4.25%	6.9863	357	677	98.68		43.17	98.62	100.00	54.79	19.05	
BALANCE 500,000.01- 600,000.00	18	9,806,169.09	544,787	1.23%	6.9655	357	704	98.62		43.50	100.00	100.00	65.69	10.64	
BALANCE 600,000.01- 700,000.00	3	1,916,173.86	638,725	0.24%	7.3563	357	716	100.00		38.18	100.00	100.00	66.60	0.00	
FICO 550-574	1	73,190.86	73,191	0.01%	7.5000	358	561	100.00		39.00	100.00	100.00	0.00	0.00	
FICO 575-599	1	85,742.28	85,742	0.01%	7.5000	356	576	100.00		21.00	100.00	100.00	0.00	0.00	
FICO 600-624	1,488	201,011,409.90	135,088	25.25%	8.0489	357	612	98.92		42.22	99.94	99.92	73.99	21.89	
FICO 625-650	1,487	215,400,981.69	144,856	27.05%	7.6012	357	639	99.28		42.77	97.73	99.95	72.20	18.60	
LTV 090.01-095.00	638	119,093,792.56	186,667	14.96%	7.1467	356	651	95.00		41.54	88.96	98.84	70.95	37.90	
LTV 095.01-100.00	4,673	677,067,039.53	144,889	85.04%	7.6019	357	658	99.92		42.88	94.87	99.96	70.84	12.95	
Investor	1	117,488.01	117,488	0.01%	7.2500	355	650	100.00		50.00	100.00	0.00	100.00	0.00	
Second Home	9	1,550,485.06	172,276	0.19%	7.1540	357	724	95.53		41.75	100.00	0.00	50.31	0.00	
Cash Out	796	132,812,561.02	166,850	16.68%	7.7056	356	645	98.12		42.56	97.82	100.00	81.47	100.00	
Refi Rate/Term	236	35,325,832.64	149,686	4.44%	7.6022	356	650	98.44		42.37	96.92	100.00	85.22	0.00	
Limited Income	134	22,070,645.71	164,706	2.77%	7.4445	356	679	98.93		42.70	0.00	100.00	63.38	13.10	
Stated Doc	125	23,345,745.10	186,766	2.93%	8.3201	357	719	98.61		42.03	0.00	100.00	70.28	0.00	
Balloon Loan	1	84,430.26	84,430	0.01%	7.7500	178	635	95.00		37.00	100.00	100.00	100.00	0.00	
2-4 Family	170	32,647,115.62	192,042	4.10%	7.4194	357	669	98.95		45.61	88.79	100.00	0.00	10.17	
MH Loans	0	0.00													
Not Available	18	2,472,633.98	137,369	0.31%	8.7022	358	733	95.00		0.00	0.00	100.00	86.85	0.00	
DTI 000.01-05.00	3	500,215.59	166,739	0.06%	7.4705	357	664	99.41		4.30	88.03	100.00	100.00	34.31	
DTI 005.01-10.00	9	1,396,887.59	155,210	0.18%	7.5327	357	651	99.24		7.29	87.51	100.00	59.32	0.00	
DTI 010.01-15.00	28	4,282,536.12	152,948	0.54%	7.6953	354	639	98.49		13.28	98.06	100.00	69.68	16.37	
DTI 015.01-20.00	85	11,511,177.95	135,426	1.45%	7.4837	354	650	98.78		18.08	90.54	100.00	77.29	17.39	
DTI 020.01-25.00	169	21,596,455.16	127,790	2.71%	7.5519	357	647	98.87		23.42	95.89	100.00	77.79	18.05	
DTI 025.01-30.00	328	46,176,781.89	140,783	5.80%	7.5226	356	659	98.90		28.08	95.45	99.07	71.60	21.60	
DTI 030.01-35.00	555	74,454,368.59	134,152	9.35%	7.5581	356	656	99.06		33.13	95.63	100.00	76.60	16.84	
DTI 035.01-40.00	735	104,703,769.44	142,454	13.15%	7.5896	356	658	99.26		38.04	93.49	99.84	70.53	14.35	
DTI 040.01-45.00	1,031	156,184,455.65	151,488	19.62%	7.5773	356	658	99.21		43.11	92.35	99.93	70.87	17.32	
DTI 045.01-50.00	1,664	255,205,384.53	153,369	32.05%	7.5822	357	653	99.40		48.40	94.00	99.73	70.57	13.83	
DTI 050.01-55.00	684	117,164,479.76	171,293	14.72%	7.2814	357	663	98.98		53.15	96.84	99.76	65.51	22.33	
DTI 055.01+	2	511,685.84	255,843	0.06%	7.4204	358	611	97.81		61.49	100.00	100.00	100.00	0.00	